UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CERADYNE, INC.

(Name of Subject Company (Issuer))

3M COMPANY

CYBORG ACQUISITION CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

156710105

(CUSIP Number of Class of Securities)

Gregg M. Larson

Deputy General Counsel and Secretary

3M Company

3M Center

St. Paul, Minnesota 55144

(651) 733-2204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Christopher E. Austin

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$860,567,120	$117,381.36

*  Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 24,587,632 shares of common stock, $0.01 par value per share, of Ceradyne, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing as of September 28, 2012 (i) 24,047,187 Shares issued and outstanding, (ii) 201,875 Shares issuable upon the exercise of outstanding options and (iii) 338,570 Shares issuable upon the exercise of outstanding restricted stock units), multiplied by (b) the offer price of $35.00 per Share.

**  The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #7 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$117,381.36	Filing Party:	3M Company, Cyborg Acquisition Corporation

Form or Registration No.:	Schedule TO	Date Filed:	October 15, 2012

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on October 15, 2012, as amended and supplemented by Amendment No. 1 filed on November 2, 2012, by Cyborg Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of 3M Company, a Delaware corporation (“3M”), to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Ceradyne, Inc., a Delaware corporation (“Ceradyne”), at a price of $35.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 2012 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11.    Additional Information.

Section 15—“Certain Legal Matters—Antitrust Compliance” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs:

3M received clearance from the FCA effective November 15, 2012.

Following the previous early termination of the waiting period required under HSR Act on October 15, 2012 and the receipt of clearance from the FCO on October 30, 2012, the Antitrust Condition has now been completely satisfied.  The Offer continues to be subject to the other conditions set forth in Section 13—“Conditions to the Offer”.

On November 16, 2012, 3M issued a press release, the full text of which is filed as Exhibit (a)(5)(D) to this Amendment No. 2 and is incorporated by reference herein, announcing the receipt of clearance from the FCA.

Section 15—“Certain Legal Matters—Litigation” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph:

On November 15, 2012, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the parties to the consolidated class action captioned In re Ceradyne, Inc. Shareholder Litigation, Lead Case No. 30-2012-00604001-CU-BT-CXC (Consolidated with Case No. 30-2012-00604931-CU-SL-CXC), pending in the California Superior Court for the County of Orange, entered into a memorandum of understanding (the “MOU”) setting forth an agreement-in-principle to settle all claims related thereto.  In connection with the MOU, Ceradyne agreed to amend the Schedule 14D-9 to include certain supplemental disclosures set forth in Items 4 and 8 therein.  The settlement is subject to, among other items, the execution of a stipulation of settlement and final approval by the California Superior Court as well as the Merger becoming effective under applicable law.  Subject to satisfaction of the conditions set forth in the MOU, the defendants will be released by the plaintiffs and all members of a class of Ceradyne stockholders from all claims concerning or arising out of the Offer, the Merger, the Merger Agreement, and the disclosures relating to the foregoing.  In the event that the stipulation of settlement is not approved or the conditions set forth in the MOU are not satisfied, the defendants will continue to vigorously defend the actions.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented with the following:

(a)(5)(D) Press Release issued by 3M Company on November 16, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2012

3M COMPANY

By:	/s/ Gregg M. Larson
	Name:	Gregg M. Larson
	Title:	Deputy General Counsel and Secretary

CYBORG ACQUISITION CORPORATION

By:	/s/ William R. Myers
	Name:	William R. Myers
	Title:	President and Director

EXHIBIT INDEX

(a)(5)(D)	Press Release issued by 3M Company on November 16, 2012